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Exhibit 12.1

SILICON GRAPHICS, INC.
STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Years Ended					Nine Months Ended
	June 28, 2002	June 30, 2001	June 30, 2000	June 30, 1999	June 30, 1998	March 28, 2003	March 29, 2002
	(in thousands)
Net (Loss) Income as Reported	$(46,323)	$(493,043)	$(829,544)	$53,829	$(459,627)	$(93,056)	$(9,633)
Tax provision (benefit) as Reported	(35,936)	26,888	447,660	71,892	(137,292)	(14,272)	(37,427)

(Loss) Income from continuing operations before income taxes	$(82,259)	$(466,155)	$(381,884)	$125,721	$(596,919)	$(107,328)	$(47,060)
Add Fixed Charges	33,082	31,659	31,627	38,506	41,869	24,582	24,833

Earnings (as defined)	(49,177)	(434,496)	(350,257)	164,227	(555,050)	(82,746)	(22,227)

Fixed Charges:
Interest expense	21,206	18,417	15,760	18,343	21,560	17,006	15,636
Amortization of debt discount	668	613	2,545	3,544	2,533	540	496
Amortization of debt issuance costs	1,085	777	675	675	572	814	814
Estimated interest component of rent expenses	10,123	11,852	12,647	15,944	17,204	6,222	7,887

Total Fixed Charges:	33,082	31,659	31,627	38,506	41,869	24,582	24,833

Ratio of Earnings to Fixed Charges(1)	—	—	—	4.3	—	—	—

(1)
For the fiscal years ended June 30, 1998, 2000, 2001, June 28, 2002 and for the nine months ended March 28, 2003 and March 29, 2002, earnings were insufficient to cover fixed charges. For this reason, no ratios are provided for these periods.

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  Exhibit 12.1
SILICON GRAPHICS, INC. STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES